Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in Amendment No. 3 to the Registration Statement (Form S-3 No. 333-217242) and related Prospectus of Peabody Energy Corporation for the registration of its common stock and to the incorporation by reference therein of our reports dated February 26, 2018 with respect to the consolidated financial statements and schedule of Peabody Energy Corporation and the effectiveness of internal control over financial reporting of Peabody Energy Corporation included in its Annual Report (Form 10-K) for the period from April 2, 2017 through December 31, 2017 (Successor) and the period from January 1, 2017 through April 1, 2017 (Predecessor) and each of the two years in the period ended December 31, 2016 (Predecessor) filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

St. Louis, Missouri

March 7, 2018